SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

Form U-12(I)-B (Three-Year Statement)
Three-Year period ending 2000

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1.   Name and Business address of person filing statement.

     Edward T. Liston
     Boott Mills South
     100 Foot of John Street
     Lowell, MA  01852

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by
     paragraph (b) of Rule U-71.       None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     EUA Cogenex Corporation           EUA Service Corporation
     EUA Cogenex West Corporation      EUA Cogenex-Canada, Inc.
     Northeast Energy Management, Inc.
     EUA Citizens Conservation Services Corporation

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     President and Director of EUA Cogenex Corporation, Northeast Energy
        Management, Inc., EUA Cogenex-Canada, Inc., EUA Citizens
        Conservation Services Corporation and EUA Cogenex West Corporation Vice President and Director of EUA Service Corporation

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
     (Use column (a) as supplementary statement only).




                  !Salary or other compensations!  Person or company from whom
                  !                             !  received or to be received
Name of recipient ! Received   ! to be received !
                  !    (a)     !    (b)         !
                  !            !                !
Edward T. Liston  !$191,551.41 ! $412,314.41    ! EUA Service Corporation
   (b)  Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
     Item 4, above, and the source or sources of reimbursement for same.

(a)  Total amount of routine expenses charged to client:  $      None
(b)  Itemized list of all other expenses:

Date  January 28, 1999          (Signed) /s/ Edward T. Liston